UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Confluent, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

20717M103

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20717M103	SCHEDULE 13G	Page 2 of 13 Pages

1.	NAMES OF REPORTING PERSONS Index Ventures VII (Jersey), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,646,760 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,646,760 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,646,760 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.5% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

Index Ventures VII (Jersey) L.P. (“Index Ventures VII”) directly owns 5,646,760 shares of the Issuer’s Class B Common Stock, par value $0.0001 per share (“Class B Common Stock” and together with the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), the “Common Stock”). The percent of class was calculated based on 219,351,480 shares of Class A Common Stock outstanding as of October 25, 2023 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2023, plus 5,646,760 shares of the Issuer’s Class B Common Stock held by the reporting person as of December 31, 2023, which are treated as converted into Class A Common Stock only for the purpose of computing the reporting person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 20717M103	SCHEDULE 13G	Page 3 of 13 Pages

1.	NAMES OF REPORTING PERSONS Index Ventures VII Parallel Entrepreneur Fund (Jersey), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 139,921 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 139,921 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,921 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

Index Ventures VII Parallel Entrepreneur Fund (Jersey), L.P. (“Index Ventures VII Parallel” and together with Index Ventures VII, the “Index VII Funds”) directly owns 139,921 shares of the Issuer’s Class B Common Stock. The percent of class was calculated based on 219,351,480 shares of Class A Common Stock outstanding as of October 25, 2023 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2023, plus 139,921 shares of the Issuer’s Class B Common Stock held by the reporting person as of December 31, 2023, which are treated as converted into Class A Common Stock only for the purpose of computing the reporting person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 20717M103	SCHEDULE 13G	Page 4 of 13 Pages

1.	NAMES OF REPORTING PERSONS Yucca (Jersey) SLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 114,978 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 114,978 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,978 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

Yucca (Jersey) SLP (“Yucca”) directly owns 114,978 shares of the Issuer’s Class B Common Stock. The percent of class was calculated based on 219,351,480 shares of Class A Common Stock outstanding as of October 25, 2023 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2023, plus 114,978 shares of the Issuer’s Class B Common Stock held by the reporting person as of December 31, 2023, which are treated as converted into Class A Common Stock only for the purpose of computing the reporting person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 20717M103	SCHEDULE 13G	Page 5 of 13 Pages

1.	NAMES OF REPORTING PERSONS Index Venture Associates VII Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,874,804 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,874,804 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,874,804 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.6% (1)
12.	TYPE OF REPORTING PERSON CO

(1)

Index Venture Associates VII Limited (“IVA VII”) may be deemed to beneficially own an aggregate 5,874,804 shares of Class B Common Stock, consisting of (i) 5,786,681 shares of Class B Common Stock held by the Index VII Funds and (ii) 88,123 shares of Class B Common Stock held by Yucca. The percent of class was calculated based on 219,351,480 shares of Class A Common Stock outstanding as of October 25, 2023 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2023, plus 5,874,804 shares of the Issuer’s Class B Common Stock held by the reporting person as of December 31, 2023, which are treated as converted into Class A Common Stock only for the purpose of computing the reporting person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 20717M103	SCHEDULE 13G	Page 6 of 13 Pages

1.	NAMES OF REPORTING PERSONS Index Ventures Growth IV (Jersey), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,552,939 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,552,939 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,552,939 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

Index Ventures Growth IV (Jersey), L.P. (“Index Growth IV”) directly owns 1,552,939 shares of the Issuer’s Class B Common Stock. The percent of class was calculated based on 219,351,480 shares of Class A Common Stock outstanding as of October 25, 2023 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2023, plus 1,552,939 shares of the Issuer’s Class B Common Stock held by the reporting person as of December 31, 2023, which are treated as converted into Class A Common Stock only for the purpose of computing the reporting person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 20717M103	SCHEDULE 13G	Page 7 of 13 Pages

1.	NAMES OF REPORTING PERSONS Index Venture Growth Associates IV Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,579,794 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,579,794 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,579,794 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7% (1)
12.	TYPE OF REPORTING PERSON CO

(1)

Index Venture Growth Associates IV Limited (“IVGA IV”) may be deemed to beneficially own an aggregate of 1,579,794 shares of Class B Common Stock, consisting of (i) 1,552,939 shares of Class B Common Stock held directly by Index Growth IV and (ii) 26,855 shares of Class B Common Stock held directly by Yucca. The percent of class was calculated based on 219,351,480 shares of Class A Common Stock outstanding as of October 25, 2023 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2023, plus 1,579,794 shares of the Issuer’s Class B Common Stock held by the reporting person as of December 31, 2023, which are treated as converted into Class A Common Stock only for the purpose of computing the reporting person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 20717M103	SCHEDULE 13G	Page 8 of 13 Pages

Item 1.	Issuer

	(a)	Name of Issuer:

Confluent, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

899 W. Evelyn Avenue Mountain View, CA 94041

Item 2.	Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i) Index Ventures VII, a Jersey, Channel Islands partnership.

(ii)  Index Ventures VII Parallel, a Jersey, Channel Islands partnership.

(iii)  Yucca, a Jersey, Channel Islands separate partnership.

(iv) IVA VII, a Jersey, Channel Islands corporation, the general partner of the Index Venture VII Funds.

(v)   Index Growth IV, a Jersey, Channel Islands partnership.

(vi) IVGA IV, a Jersey, Channel Islands corporation, the general partner of Index Growth IV (together with Index Ventures VII and Index Ventures VII Parallel, the “Index Venture Funds”).

The address of the principal business office of each of the reporting persons is 44 Esplanade, St. Helier, Jersey, Channel Islands JE4 9WG.

(d)	Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share

(e)	CUSIP Number: 20717M103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

CUSIP No. 20717M103	SCHEDULE 13G	Page 9 of 13 Pages

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 20717M103	SCHEDULE 13G	Page 10 of 13 Pages

Item 4.	Ownership.

(a) and (b) Amount beneficially owned:

(i)	Index Ventures VII directly owns 5,646,760 shares of Class B Common Stock, which represents approximately 2.5% of the outstanding Class A Common Stock as calculated based on Rule 13d-3 of the Securities Exchange Act of 1934.

(ii)	Index Ventures VII Parallel directly owns 139,921 shares of Class B Common Stock, which represents approximately 0.1% of the outstanding Class A Common Stock as calculated based on Rule 13d-3 of the Securities Exchange Act of 1934.

(iii)	Yucca directly owns 114,978 shares of Class B Common Stock, which represents approximately 0.1% of the outstanding Class A Common Stock as calculated based on Rule 13d-3 of the Securities Exchange Act of 1934. Yucca administers the co-investment vehicle that is contractually required to mirror the Index Venture Funds’ investments. As a result, each of IVA VII and IVGA IV may be deemed to have voting and dispositive power over Yucca’s shares by virtue of their voting and dispositive power over the shares owned by the Index Venture Funds.

(iv)	IVA VII may be deemed to beneficially own an aggregate of 5,874,804 shares of Class B Common Stock, consisting of (i) 5,786,681 shares of Class B Common Stock held by the Index VII Funds and (ii) 88,123 shares of Class B Common Stock held by Yucca, which represents approximately 2.6% of the outstanding Class A Common Stock as calculated based on Rule 13d-3 of the Securities Exchange Act of 1934.

(v)	Index Growth IV directly owns 1,552,939 shares of Class B Common Stock, which represents approximately 0.7% of the outstanding Class A Common Stock as calculated based on Rule 13d-3 of the Securities Exchange Act of 1934.

(vi)	IVGA IV may be deemed to beneficially own an aggregate of 1,579,794 shares of Class B Common Stock, consisting of (i) 1,552,939 shares of Class B Common Stock held directly by Index Growth IV and (ii) 26,855 shares of Class B Common Stock held directly by Yucca, which represents approximately 0.7% of the outstanding Class A Common Stock as calculated based on Rule 13d-3 of the Securities Exchange Act of 1934.

(c) Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Index Ventures VII	5,646,760	0	5,646,760	0
Index Ventures VII Parallel	139,921		139,921
Yucca	114,978		114,978
IVA VII	5,874,804		5,874,804
Index Growth IV	1,552,939		1,552,939
IVGA IV	1,579,794		1,579,794

(i)	Sole power to vote or direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 219,351,480 shares of Class A Common Stock outstanding as of October 25, 2023 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2023, plus the shares of the Issuer’s Class B Common Stock held by the reporting person as of December 31, 2023, which are treated as converted into Class A Common Stock only for the purpose of computing the reporting person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 20717M103	SCHEDULE 13G	Page 11 of 13 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 20717M103	SCHEDULE 13G	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

INDEX VENTURES VII (JERSEY), L.P.

By: Index Venture Associates VII Limited
Its: General Partner

By:	/s/ Nigel Greenwood
	Name:	Nigel Greenwood
	Title:	Director

INDEX VENTURES VII PARALLEL
ENTREPRENEUR FUND (JERSEY), L.P.

By: Index Venture Associates VII Limited
Its: General Partner

By:	/s/ Nigel Greenwood
	Name:	Nigel Greenwood
	Title:	Director

YUCCA (JERSEY) SLP

By:	Intertrust Employee Benefit Services
Limited as authorized signatory of Yucca
(Jersey) SLP in its capacity as an
Administrator of the Index Co- Investment Scheme

By:	/s/ Carolyn Gates
	Name:	Carolyn Gates
	Title:	Authorized Signatory

By:	/s/ Kieran Lester
	Name:	Kieran Lester
	Title:	Authorized Signatory

INDEX VENTURE ASSOCIATES VII LIMITED

By:	/s/ Nigel Greenwood
	Name:	Nigel Greenwood
	Title:	Director

CUSIP No. 20717M103	SCHEDULE 13G	Page 13 of 13 Pages

INDEX VENTURES GROWTH IV (JERSEY), L.P.

By: Index Venture Growth Associates IV Limited
Its: General Partner

By:	/s/ Nigel Greenwood
	Name:	Nigel Greenwood
	Title:	Director

INDEX VENTURE GROWTH ASSOCIATES IV LIMITED

By:	/s/ Nigel Greenwood
	Name:	Nigel Greenwood
	Title:	Director

YUCCA (JERSEY) SLP

By:	EFG Fund Administration Limited as authorized signatory of Yucca (Jersey) SLP in its capacity as the Administrator of the Index Ventures Growth IV Co-Investment Scheme

By:	/s/ Nigel Greenwood
	Name:	Nigel Greenwood
	Title:	Authorized Signatory